Exhibit 21.1
SUBSIDIARIES OF TREEHOUSE FOODS, INC.

Name of Subsidiary		Jurisdiction of Formation
1	Associated Brands Inc.	Canada
2	Bay Valley Foods, LLC	Delaware
3	BFG Canada Ltd.	Canada
4	Cottage Bakery, Inc.	California
5	EDS Holdings LLC	Delaware
6	Linette Quality Chocolates, Inc.	Georgia
7	Pickles Manufacturing LLC	Delaware
8	Protenergy Holdings, Inc.	Delaware
9	Protenergy Natural Foods Corp.	Canada
10	Protenergy Natural Foods, Inc.	Delaware
11	Ralcorp Frozen Bakery Products, Inc.	Delaware
12	Refrigerated Dough, Inc.	Delaware
13	Sturm Foods, Inc.	Wisconsin
14	THS Foods Canada, Ltd.	Canada
15	TreeHouse Foods Services, LLC	Delaware
16	TreeHouse International Holdings, Inc.	Delaware
17	TreeHouse Private Brands, Inc.	Missouri
18	Western Waffles Corp.	Canada
19	0808414 B.C. Ltd.	Canada
20	1242866 B.C. Ltd.	Canada